Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 4, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: CANADIAN ZINC CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification	: 136802105/CA1368021053/COMMON
3. CUSIP/Class of Security entitled to vote	: 136802105/CA1368021053/COMMON
4. Record Date for Notice	: 04 May 2007
5. Record date for Voting	: 04 May 2007
6. Beneficial Ownership determination date	: 04 May 2007
7. Meeting Date	: 13 Jun 2007
8. Meeting Location	: TBA

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401